UF-3-3-03

SD 3/14/03

03002420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 27 2003 MAIL PROCESSING SECTION WASH. D.C. 181

SEC FILE NUMBER
8- 37927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

XCU Capital Corporation, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5962 La Place Court, Suite 210
(No. and Street)

Carlsbad	California	92008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nichole Josephson, VP Finance — (760) 603-0324
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson & Co.
(Name — *if individual, state last, first, middle name*)

3655 Nobel Drive, Suite 500	San Diego	California	92122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10 2003

OATH OR AFFIRMATION

I, Nichole Josephson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XCU Capital Corporation, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CLAUDIA LEE
Commission # 1270855
Notary Public - California
San Diego County
My Comm. Expires Jul 16, 2004

Notary Public

Signature

VP Finance

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XCU Capital Corporation, Inc.

Financial Statements with Schedules

For the Years Ended December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

PETERSON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A Partnership of Professional Corporations
Richard E. Evans ◆ Teofilo C. Reynoso ◆ David W. Cortney ◆ James Anthony Ande
Thomas J. Brady, Consultant

INDEPENDENT AUDITORS' REPORT

The Board of Directors
XCU Capital Corporation, Inc.

We have audited the accompanying statements of financial condition of XCU Capital Corporation, Inc., a California corporation, as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XCU Capital Corporation, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson & Co.

PETERSON & CO.

February 15, 2003

3655 Nobel Drive, Suite 500, San Diego, California 92122 ◆ Phone (858) 597-4100 ◆ Fax (858) 597-4111
San Diego ◆ Ramona
E-mail: info@petersonco.com ◆ Web site: www.petersonco.com
Members: American Institute of Certified Public Accountants ◆ California Society of Public Accountants

XCU CAPITAL CORPORATION, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 761,290	$ 295,875
Commissions receivable, net of allowance for doubtful accounts of $0 in 2002 and 2001	439,285	319,131
Due from XCU Corporation, Inc.	-	6,566
Income tax receivable	-	5,860
Prepaid expenses	111,331	81,105
Total current assets	1,311,906	708,537
PROPERTY AND EQUIPMENT, NET	111,603	79,049
OTHER ASSETS		
Investments	99,800	99,730
Other assets	11,131	9,699
Deferred tax assets	70,400	33,500
Total other assets	181,331	142,929
Total assets	$ 1,604,840	$ 930,515
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 346,767	$ 227,996
Commissions payable	551,633	230,468
Loan payable	150,000	-
Total current liabilities	1,048,400	458,464
NON-CURRENT LIABILITIES		
Loan payable	-	150,000
Total liabilities	1,048,400	608,464
SHAREHOLDERS' EQUITY		
Common stock ($10 par value; 100,000 shares authorized; 13,000 issued and outstanding)	130,000	130,000
Additional paid-in capital	820,000	320,000
Accumulated deficit	(393,560)	(127,949)
Total shareholders' equity	556,440	322,051
Total liabilities and shareholders' equity	$ 1,604,840	$ 930,515

The accompanying notes are an integral part of these financial statements.

XCU CAPITAL CORPORATION, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commission income	$ 10,032,492	$ 8,130,829
Commission and clearing expenses	6,914,433	5,211,501
Gross profit	3,118,059	2,919,328
OPERATING EXPENSES		
Selling, general and administrative expenses	1,955,599	1,971,908
Salaries and wages	1,411,886	1,136,822
Depreciation and amortization	58,700	55,545
Professional fees	31,773	17,310
Total operating expenses	3,457,958	3,181,585
Loss from operations	(339,899)	(262,257)
OTHER INCOME (EXPENSE)		
Interest income	28,005	35,715
Interest expense	(14,250)	-
Loss before income tax benefits	(326,144)	(226,542)
Income tax benefits	(60,533)	(38,968)
NET LOSS	$ (265,611)	$ (187,574)

The accompanying notes are an integral part of these financial statements.

XCU CAPITAL CORPORATION, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2002 and 2001

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2000	13,000	$ 130,000	$ 180,000	$ 59,625	$ 369,625
Capital Contribution			140,000		140,000
Net loss				(187,574)	(187,574)
Balance, December 31, 2001	13,000	130,000	320,000	(127,949)	322,051
Capital Contribution			500,000		500,000
Net loss				(265,611)	(265,611)
Balance, December 31, 2002	13,000	$ 130,000	$ 820,000	$ (393,560)	$ 556,440

The accompanying notes are an integral part of these financial statements.

XCU CAPITAL CORPORATION, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Years Ended December 31, 2002 and 2001

	2002	2001
Liabilities subordinated to claims of general creditors - loans payable to related party, beginning of year	$ 150,000	$ -
Increases	-	150,000
Decreases	-	-
Liabilities subordinated to claims of general creditors - loans payable to related party, end of year	$ 150,000	$ 150,000

The accompanying notes are an integral part of these financial statements.

XCU CAPITAL CORPORATION, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (265,611)	$ (187,574)
Adjustments to reconcile net loss		
to net cash provided by (used in) operations		
Depreciation and amortization	58,700	55,545
Amortization of discounts	(854)	(5,535)
Deferred tax assets	(36,900)	(38,700)
Decrease (increase) in assets:		
Commission receivable	(120,154)	(175,030)
Prepaids and other assets	(31,658)	29,773
Due from XCU Corporation, Inc.	6,566	(800)
Income taxes receivable	5,860	10,340
Increase (decrease) in liabilities:		
Commissions payable	321,165	70,233
Accounts payable and accrued expenses	118,771	147
Net cash provided by (used in) operating activities	55,885	(241,601)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	(91,254)	(43,709)
Proceeds from maturities of investment securities	100,000	200,000
Purchase of investments	(99,216)	(98,395)
Net cash (used in) provided by investing activities	(90,470)	57,896
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from loan	-	150,000
Capital contribution	500,000	140,000
Net cash provided by financing activities	500,000	290,000
Net increase in cash	465,415	106,295
Cash, beginning of year	295,875	189,580
Cash, end of year	$ 761,290	$ 295,875
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ 14,250	$ -
Income taxes paid	$ 800	$ 1,792

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

XCU Capital Corporation, Inc. (the "Company") was incorporated on April 20, 1987, under the laws of the State of California as a broker/dealer of securities registered under the Securities and Exchange Act of 1934 and is a wholly owned subsidiary of XCU Corporation, Inc. The Company is a member of the National Association of Securities Dealers and is registered with the Securities and Exchange Commission ("SEC").

Securities Transactions

Proprietary securities transactions are recorded on the trade date. Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company clears customers' security transactions through Bank of New York ("BNY") on a fully disclosed basis. BNY receives customer securities and funds. On an agency basis, BNY also executes securities transaction orders on national securities exchanges.

The BNY clearing agreement is collateralized by an investment owned by the Company. The amount of the restricted investment was $99,800 and $99,730 at December 31, 2002 and 2001, respectively.

Marketable securities are valued at market value.

Commissions

Commission revenues and commission expenses are recognized on a settlement date basis. The Company's revenues are primarily derived from direct sales of mutual funds and variable annuities.

Property and Equipment

Property and equipment are stated at cost and are depreciated on the straight-line basis over the estimated useful lives of the individual assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions which affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

Advertising costs incurred for major new campaigns are expensed in the year in which the advertising takes place. Other advertising costs are expensed when incurred. Advertising expense for the years ended December 31, 2002 and 2001 was $5,135 and $3,225, respectively.

Income Taxes

The Company is a wholly owned subsidiary of XCU Corporation, Inc. ("Parent") and is included in the consolidated tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate basis, and the amount of the current tax or benefit calculated is either remitted to or received from the Parent. The amount of the current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Statements of Cash Flows

For purposes of the Statements of Cash Flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2002 and 2001 consist of the following:

	2002	2001
Furniture	$ 97,945	$ 88,685
Computers and software	281,235	201,243
Leasehold improvement	10,656	8,653
Subtotal	389,836	298,581
Less accumulated depreciation and amortization	(278,233)	(219,532)
	$ 111,603	$ 79,049

Depreciation and amortization expense was $58,700 in 2002 and $55,545 in 2001.

NOTE 3 - RELATED PARTY TRANSACTIONS

XCU Corporation, Inc. is the holding company of the Company and Focus Insurance Agency. The Company has entered into agreements with Xerox Federal Credit Union and other participating credit unions with equity interest in XCU Corporation, Inc., which allow the Company to operate its brokerage program on their premises. Each credit union operates under a separate agreement. The Company pays a percentage of the commissions earned as an operating expense.

During the period ended April 30, 2001 Xerox Federal Credit Union, a shareholder of XCU Capital Corporation, Inc. was the primary financial institution for the Company and also provided certain personnel services, the cost of which was reimbursed by the Company.

Related party transactions and year end balances for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Accounts payable and other accrued expenses	$ 55,640	$ 96,789
Rent expense	2,664,855	985,625
Personnel expense	-	24,122

NOTE 4 – SUBORDINATED BORROWING

On December 28, 2001, the Company received a nine and a half percent (9.5%) subordinated loan from XFCU in the amount of $150,000. The payment of principal and interest is subordinate to all present and future claims of creditors of XCU Capital Corporation, Inc. The loan is due on December 28, 2003 and may not be prepaid without the consent of the National Association of Securities Dealers, Inc. and not before December 28, 2002. The Company paid $14,250 of interest during the year ended December 31, 2002 and at December 31, 2002 and 2001 the loan had a balance of $150,000 and accrued interest of $0.

NOTE 5 – PROFIT SHARING PLAN

Effective January 1, 2001, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, after ninety days of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary and was $56,983 and $37,110 for the years ended December 31, 2002 and 2001, respectively.

NOTE 6 – FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The financial instruments of the Company are reported at market or fair values, or at carrying amounts that approximate fair values because of the short maturities of the instruments.

Concentrations of Credit Risk

Cash held by the Company's clearing agent is not insured. The cash is placed with a high-credit, quality clearing agent. The Company believes no significant credit risk exists.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company has a line of credit agreement with Xerox Federal Credit Union under which it may borrow up to $25,000. The line is secured by the Company's receivables. There was no outstanding balance at December 31, 2002. The borrowing rate of interest was 8.5%.

The Company leases office space in Carlsbad, California under a sixty-six (66) month operating lease expiring July 31, 2005. The following is a schedule of future minimum rental payments.

Year ending December 31,		
2003	$	133,243
2004		116,541
2005		67,623
	$	317,407

Rent expense was $130,453 in 2002 and $112,022 in 2001.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that the Company maintain minimum net capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness. At December 31, 2002, the Company had aggregate indebtedness of $898,400 and net capital of $361,222. Net capital was $301,329 in excess of its required net capital of $59,893. The Company's net capital ratio was 2.49 to 1.

The Company does not carry customer accounts, nor does it hold customer securities or cash. Therefore, it is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

NOTE 9 - INCOME TAXES

The significant components of deferred income tax liabilities and assets as of December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets		
Accumulated depreciation	$ 400	$ 900
Contribution carryover	2,400	2,000
Net operating loss	72,700	32,220
State income taxes	-	-
	75,500	35,120
Deferred tax liabilities		
Accumulated depreciation	-	-
State income taxes	(5,100)	(1,600)
	(5,100)	(1,600)
Net deferred tax assets	$ 70,400	$ 33,500

The income tax benefits in the accompanying statements of operations are comprised of the following:

	2002	2001
Current		
Federal	$ (24,433)	$ (2,060)
State	800	1,792
Total current	(23,633)	(268)
Deferred		
Federal	(14,000)	(29,200)
State	(22,900)	(9,500)
Total deferred	(36,900)	(38,700)
Income tax benefits	$ (60,533)	$ (38,968)

Deferred income taxes result from the recognition of certain income and expense items for tax purposes in different years than for financial reporting purposes.

SUPPLEMENTARY SCHEDULES

SCHEDULE I

XCU CAPITAL CORPORATION, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2002

NET CAPITAL	
Total stockholders' equity	$ 556,440
Additions:	
Subordinated Loan	150,000
	706,440
Deductions:	
Commission receivable	30,125
Prepaid expenses	111,331
Property and equipment, net	111,603
Other assets	11,131
Deferred tax assets	70,400
Haircuts on securities	10,628
Total deductions	345,218
Net capital	$ 361,222
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 1,048,400
Deductions	
Loan payable	150,000
Total aggregate indebtedness	$ 898,400
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 59,893
EXCESS NET CAPITAL	$ 301,329
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.49 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2002)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 320,870
Allowable assets erroneously reported as nonallowable	190,331
Nonallowable assets erroneously reported as allowable	(181,731)
Audit adjustments, net	31,752
Net capital per above	$ 361,222

See Independent Auditors' report.

SCHEDULE II

XCU CAPITAL CORPORATION, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of DECEMBER 31, 2002

Credit balances	
Free credit balances and other credit balances in customers' security accounts (including nonregulated commodity)	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	-
Credit balances in firm accounts that are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	-
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	-
Total credit items	-
Debit balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-
Other	-
Gross debits	-
Less 3 percent charge	-
Total debit items	$ -
Excess of total credits over total debits	$ -

The Company does not carry customer accounts, therefore, we are not required to compute reserve requirements in Part IIA of Form X-17a-5. (Note 8.)

See Independent Auditors' report.

SCHEDULE III

XCU CAPITAL CORPORATION, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of DECEMBER 31, 2002

1.	Customer's fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$ -
	A. Number of items	NONE
2.	Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
	A. Number of items	NONE

See Independent Auditors' report.

SCHEDULE IV

XCU CAPITAL CORPORATION, INC.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of DECEMBER 31, 2002

Segregation requirements	
Net ledger balance:	
Cash	$ -
Securities (at market)	-
Net unrealized profit (loss) in open future contracts	-
Exchange traded options:	
Add: market value of open option contracts purchased on a contract market	-
Deduct: market value of open option contracts granted (sold) on a contract market	-
Net equity (deficit)	-
Add: accounts liquidating to a deficit and accounts with debit balances with no open trades	-
Amount required to be segregated	-
Funds on deposit in segregation	
Deposited in segregated funds bank accounts:	
Cash	-
Securities representing investments of customers' funds (at market)	-
Securities held for customers in lieu of cash margins (at market)	-
Margins on deposit with clearing organizations of contracts markets:	
Cash	-
Securities representing investments of customers' funds (at market)	-
Settlement due from (to) contract market clearing organization	-
Exchange traded options:	
Add: unrealized receivables for option contracts purchased on contract markets	-
Deduct: unrealized obligations for option contracts granted (sold) on contract markets	-
Net equities with other FCMS	-
Total amount in segregation	-
Excess funds (insufficiency) in segregation	$ -

See Independent Auditors' report.

PETERSON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

A Partnership of Professional Corporations

Richard E. Evans ◆ Teofilo C. Reynoso ◆ David W. Cortney ◆ James Anthony Ande
Thomas J. Brady, Consultant

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
XCU Capital Corporation, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of XCU Capital Corporation, Inc. (the Company) for the years ended December 31, 2002 and 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson & Co.

PETERSON & CO.

February 15, 2003

XCU Corporation, Inc. and Subsidiaries

Report on Consolidated Financial Statements

For The Years Ended December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

PETERSON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

A Partnership of Professional Corporations

Richard E. Evans ◆ Teofilo C. Reynoso ◆ David W. Cortney ◆ James Anthony Ande
Thomas J. Brady, Consultant

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
XCU Corporation, Inc.

We have audited the accompanying consolidated balance sheets of XCU Corporation, Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of XCU Corporation, Inc. and subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary consolidation schedules contained on pages 13 and 14 are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Peterson & Co.

PETERSON & CO.

February 15, 2003

3655 Nobel Drive, Suite 500, San Diego, California 92122 ◆ Phone (858) 597-4100 ◆ Fax (858) 597-4111
San Diego ◆ Ramona
E-mail: info@petersonco.com ◆ Web site: www.petersonco.com
Members: American Institute of Certified Public Accountants ◆ California Society of Public Accountants

XCU CORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,167,928	$ 362,022
Accounts receivable, net of allowance for doubtful accounts of $0 in 2002 and 2001	399,988	337,186
Income taxes receivable		5,860
Prepaid expenses	111,331	81,105
Total currents assets	1,679,247	786,173
PROPERTY AND EQUIPMENT, NET	113,132	81,779
OTHER ASSETS		
Investments	99,800	99,730
Other assets	11,131	9,699
Deferred tax assets	70,400	33,500
Total other assets	181,331	142,929
Total assets	$ 1,973,710	$ 1,010,881
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 378,026	$ 258,843
Commissions payable	576,955	231,065
Loans payable	150,000	-
Total current liabilities	1,104,981	489,908
NON-CURRENT LIABILITIES		
Loans payable	-	150,000
Total liabilities	1,104,981	639,908
SHAREHOLDERS' EQUITY		
Capital stock, no par value - 100,000 shares authorized; 19,375 and 15,500 shares issued and outstanding for the years ended December 31, 2002 and 2001, respectively	193,750	155,000
Additional paid-in capital	1,077,467	353,694
Accumulated deficit	(402,488)	(137,721)
Total shareholders' equity	868,729	370,973
Total liabilities and shareholders' equity	$ 1,973,710	$ 1,010,881

The accompanying notes are an integral part of these financial statements.

XCU CORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commission income	$ 10,910,641	$ 8,573,134
Commission and clearing expenses	7,350,663	5,233,309
Gross profit	3,559,978	3,339,825
OPERATING EXPENSES		
Selling, general and administrative expenses	2,285,158	2,249,733
Salaries and wages	1,518,586	1,279,070
Depreciation and amortization	59,901	56,418
Professional fees	39,237	20,117
Total operating expenses	3,902,882	3,605,338
Loss from operations	(342,904)	(265,513)
OTHER INCOME (EXPENSE)		
Interest income	33,939	44,185
Interest expense	(14,250)	-
Total other income (expense)	19,689	44,185
Loss before provision for income taxes	(323,215)	(221,328)
Income tax benefits	(58,448)	(34,670)
NET LOSS	$ (264,767)	$ (186,658)

The accompanying notes are an integral part of these financial statements.

XCU CORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2002 and 2001

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, December 31, 2000	15,500	$ 155,000	$ 353,694	$ 48,937	$ 557,631
Net loss				(186,658)	(186,658)
Balance, December 31, 2001	15,500	155,000	353,694	(137,721)	370,973
Issuance of common stock	3,875	38,750	723,773		762,523
Net loss				(264,767)	(264,767)
Balance, December 31, 2002	19,375	$ 193,750	$ 1,077,467	$ (402,488)	$ 868,729

The accompanying notes are an integral part of these financial statements.

XCU CORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (264,767)	$ (186,658)
Adjustments to reconcile net loss		
to net cash provided by (used in) operations		
Amortization of discounts	(854)	(5,535)
Depreciation and amortization	59,901	56,418
Deferred tax assets	(36,900)	(38,700)
Decrease (increase) in assets		
Accounts receivable	(62,802)	(172,372)
Income tax receivable	5,860	10,340
Prepaids and other assets	(31,658)	34,268
Increase (decrease) in liabilities		
Accounts payable and other accrued expenses	119,183	(80,443)
Commissions payable	345,890	70,453
Net cash provided by (used in) operating activities	133,853	(312,229)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(91,254)	(47,312)
Proceeds from maturities of investment securities	100,000	200,000
Purchase of investments	(99,216)	(98,395)
Net cash (used in) provided by investing activities	(90,470)	54,293
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from loan	-	150,000
Capital stock issued	762,523	-
Net cash provided by financing activities	762,523	150,000
Net increase (decrease) in cash	805,906	(107,936)
Cash, beginning of year	362,022	469,958
Cash, end of year	$ 1,167,928	$ 362,022
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ 14,250	$ -
Income taxes paid	$ 2,400	$ 4,030
Income taxes refunded	$ 28,233	$ 12,400

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

XCU Corporation, Inc. (the "Company") was incorporated on April 7, 1987, under the laws of the State of California, as a service organization. The Company is the holding Company of XCU Capital Corporation, Inc., and Focus Insurance Agency, Inc., whose primary business purpose is to provide brokerage services and insurance products to the members of partner credit unions.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days, that are held for sale in the ordinary course of business.

Commission Revenue and Expense Recognition

Commission revenues and related commission expenses are recognized on the settlement date of the related sale.

Property and Equipment

Property and equipment is stated at cost and is depreciated principally on the straight-line method over the estimated useful lives of the individual assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions which affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Advertising

Advertising costs incurred for major new campaigns are expensed in the year in which the advertising takes place. Other advertising costs are expensed when incurred. Advertising expense for the years ended December 31, 2002 and 2001 was $5,135 and $3,225, respectively.

Income Taxes

The operations of the Company and its subsidiaries are included in the consolidated federal income tax return filed by the Company. Federal income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Company.

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities.

Financial Instruments

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2002 and 2001, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying consolidated balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2002 and 2001:

	2002	2001
Furniture	$ 97,945	$ 88,685
Computers and software	284,838	204,846
Leasehold improvement	10,656	8,653
Subtotal	393,439	302,184
Less accumulated depreciation and amortization	(280,307)	(219,532)
	$ 113,132	$ 81,779

Depreciation and amortization expense was $59,901 in 2002 and $56,418 in 2001.

NOTE 3 - CAPITALIZATION

The Company has authorized the issuance of 100,000 shares of common stock, having a no par value. On December 31, 2001, the Company had 15,500 shares of common stock issued and outstanding. On January 31, 2002, the Company and its 99.00% shareholder, Xerox Federal Credit Union entered into a Share Purchase Agreement with nine other credit unions to sell a 60% equity ownership interest in the Company. Under the terms of the Agreement, the Company issued 3,875 shares of common stock for cash in the amount of $762,523 and Xerox Federal Credit Union agreed to sell 7,750 shares of their common stock in the Company.

At December 31, 2002, the Company had 19,375 shares of common stock issued and outstanding and the shares of common stock are held by Xerox Federal Credit Union (20.00%), State Employees Credit Union (10.33%), Michigan Educational Credit Union (6.67%), The Golden 1 Credit Union (6.67%), Safe Credit Union (6.67%), Schools Financial Credit Union (6.67%), Western Corporate Federal Credit Union (6.67%), Members First Financial Services, LLC (6.67%), North Carolina Local Government Employees' Federal Credit Union (6.67%), Premier America Credit Union (6.66%), Travis Credit Union (6.66%), Mountain America Credit Union (6.66%), Justice Federal Credit Union (3.00%).

NOTE 4 - INCOME TAXES

The significant components of deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets		
Accumulated depreciation	$ 400	$ 900
Contribution carryover	2,400	2,000
Net operating loss	72,700	32,220
State income taxes	-	-
	75,500	35,120
Deferred tax liabilities		
Accumulated depreciation	-	-
State income taxes	(5,100)	(1,600)
	(5,100)	(1,600)
Net deferred tax assets	$ 70,400	$ 33,500

The income tax benefits in the accompanying statements of operations are comprised of the following:

	2002	2001
Current		
Federal	$ (24,433)	$ -
State	2,885	4,030
Total current	(21,548)	4,030
Deferred		
Federal	(14,000)	(29,200)
State	(22,900)	(9,500)
Total deferred	(36,900)	(38,700)
Income tax benefits	$ (58,448)	$ (34,670)

Deferred income taxes result from the recognition of certain income and expense items for tax purposes in different years than for financial reporting purposes.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is the holding Company of XCU Capital Corporation, Inc. and Focus Insurance Agency, Inc. (the "Subsidiaries"). The Subsidiaries have entered into agreements with Xerox Federal Credit Union and other participating credit unions with equity interest in the Company, which allows the subsidiaries to operate its brokerage program and insurance program on their premises. Each credit union operates under a separate agreement. The Company pays a percentage of the commissions earned as an operating expense.

During the period ended April 30, 2001 Xerox Federal Credit Union, a shareholder was the primary financial institution for the Company and also provided certain personnel services, the cost of which was reimbursed by the Company.

Related party transactions and year end balances for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Accounts payable and other accrued expenses	$ 55,640	$ 109,014
Rent expense	3,053,850	1,086,043
Personnel expense	-	28,379

On December 28, 2001, the Company received a nine and a half percent (9.5%) subordinated loan from XFCU in the amount of $150,000. The payment of principal and interest is subordinate to all present and future claims of creditors of XCU Capital Corporation, Inc. The loan is due on December 28, 2003 and may not be prepaid without the consent of the National Association of Securities Dealers, Inc. and not before December 28, 2002. The Company paid $14,250 of interest during the year ended December 31, 2002 and at December 31, 2002 and 2001 the loan had a balance of $150,000 and accrued interest of $0.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company has a line of credit agreement with XFCU under which it may borrow up to $100,000. The line is secured by the Company's receivables. Borrowings on the line of credit bear interest at a fixed rate of 8.5%. There was no outstanding balance at December 31, 2002 and 2001.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (Continued)

The Company leases office space in Carlsbad, California under a sixty-six (66) month operating lease expiring July 31, 2005. The following is a schedule of future minimum rental payments.

Year ending December 31,		
2003	$	133,243
2004		116,541
2005		67,623
	$	317,407

Rent expense was $130,453 in 2002 and $112,022 in 2001.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

At times during the year ended December 31, 2002, cash balances held in financial institutions were in excess of NCUA limits. In addition, cash held by the Company's clearing agent is not insured. The Company places cash with a high-credit, quality financial institution and clearing agent and believes no significant credit risk exists.

NOTE 8 - INVESTMENTS

The fair value of investments are as follows at December 31, 2002 and 2001:

	Maturity Date	2002		2001	
U.S. Government Securities					
U.S. Treasury Bills	03/06/03	$	99,800	$	-
U.S. Treasury Bills	02/28/02		-		99,730
Total investments		$	99,800	$	99,730

The Company clears security transactions through the Bank of New York, and is required to maintain a deposit of U.S. Government securities. At December 31, 2002 and 2001 the amount of restricted investments was $99,800 and $99,730, respectively.

NOTE 9 - PROFIT SHARING PLAN

Effective January 1, 2001, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, after ninety days of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary and was $60,977 in 2002 and $40,911 in 2001.

SUPPLEMENTARY CONSOLIDATION SCHEDULES

XCU Corporation, Inc. and Subsidiaries
Consolidating Balance Sheet
December 31, 2002

	XCU CAPITAL CORPORATION, INC.	FOCUS INSURANCE AGENCY, INC.	XCU CORPORATION, INC.	COMBINED PARENT & SUBSIDIARIES	ELIMINATIONS FOR CONSOLIDATION	XCU CORPORATION INC. & SUBSIDIARIES CONSOLIDATED
ASSETS						
CURRENT ASSETS						
Cash and cash equivalents	$ 761,290	$ 248,210	$ 158,428	$ 1,167,928	$ -	$ 1,167,928
Accounts receivable, net	439,285	35,015	-	474,300	(74,312)	399,988
Prepaid expenses	111,331	-	-	111,331	-	111,331
Total current assets	1,311,906	283,225	158,428	1,753,559	(74,312)	1,679,247
PROPERTY AND EQUIPMENT, NET	111,603	1,529	-	113,132	-	113,132
OTHER ASSETS						
Investments	99,800	-	-	99,800	-	99,800
Investment CUSO's	-	-	710,299	710,299	(710,299)	-
Other assets	11,131	-	-	11,131	-	11,131
Deferred tax assets	70,400	-	-	70,400	-	70,400
Total other assets	181,331	-	710,299	891,630	(710,299)	181,331
Total assets	$ 1,604,840	$ 284,754	$ 868,727	$ 2,758,321	$ (784,611)	$ 1,973,710
LIABILITIES & SHAREHOLDERS' EQUITY						
CURRENT LIABILITIES						
Accounts payable and accrued expenses	$ 346,767	$ 105,571	-	$ 452,338	$ (74,312)	$ 378,026
Commissions payable	551,633	25,322	-	576,955	-	576,955
Loans payable	150,000	-	-	150,000	-	150,000
Total current liabilities	1,048,400	130,893	-	1,179,293	(74,312)	1,104,981
SHAREHOLDERS' EQUITY						
Capital stock; $10 par -						
100,000 shares authorized; 13,000 shares issued and outstanding	130,000			130,000	(130,000)	-
10,000 shares authorized; 2,500 shares issued and outstanding		25,000		25,000	(25,000)	-
100,000 shares authorized; 15,500 shares issued and outstanding			193,750	193,750	-	193,750
Additional paid-in capital	820,000	133,694	1,077,467	2,031,161	(953,694)	1,077,467
Accumulated deficit	(393,560)	(4,833)	(402,490)	(800,883)	398,395	(402,488)
Total shareholders' equity	556,440	153,861	868,727	1,579,028	(710,299)	868,729
Total liabilities and shareholders' equity	$ 1,604,840	$ 284,754	$ 868,727	$ 2,758,321	$ (784,611)	$ 1,973,710

See Independent Auditors' report.

XCU Capital Corporation, Inc. and Subsidiaries
Consolidating Statement of Operations and Retained Earnings
For the Year Ended December 31, 2002

	XCU CAPITAL CORPORATION, INC.	FOCUS INSURANCE AGENCY, INC.	XCU CORPORATION, INC.	COMBINED PARENT & SUBSIDIARIES	ELIMINATIONS FOR CONSOLIDATION	XCU CORPORATION INC. & SUBSIDIARIES CONSOLIDATED
REVENUES						
Commission income	$ 10,032,492	$ 878,149	$ -	$ 10,910,641	$ -	$ 10,910,641
Commission and clearing expenses	6,914,433	436,230	-	7,350,663	-	7,350,663
Gross profit	3,118,059	441,919	-	3,559,978	-	3,559,978
OPERATING EXPENSES						
Selling, general and administrative expenses	1,955,599	329,559	-	2,285,158	-	2,285,158
Salaries and wages	1,411,886	106,700	-	1,518,586	-	1,518,586
Depreciation and amortization	58,700	1,201	-	59,901	-	59,901
Professional fees	31,773	7,464	-	39,237	-	39,237
Total operating expenses	3,457,958	444,924	-	3,902,882	-	3,902,882
Loss from operations	(339,899)	(3,005)	-	(342,904)	-	(342,904)
OTHER INCOME (EXPENSE)						
Losses of subsidiaries	-	-	(266,827)	(266,827)	266,827	-
Interest income	28,005	3,075	2,859	33,939	-	33,939
Interest expense	(14,250)	-	-	(14,250)	-	(14,250)
Total other income (expense)	13,755	3,075	(263,968)	(247,138)	266,827	19,689
Income (loss) before provision for income taxes	(326,144)	70	(263,968)	(590,042)	266,827	(323,215)
Provision (benefit) for income taxes	(60,533)	1,285	800	(58,448)	-	(58,448)
Net loss	(265,611)	(1,215)	(264,768)	(531,594)	266,827	(264,767)
Accumulated deficit, beginning	(127,949)	(3,618)	(137,722)	(269,289)	131,568	(137,721)
Accumulated deficit, ending	$ (393,560)	$ (4,833)	$ (402,490)	$ (800,883)	$ 398,395	$ (402,488)

See Independent Auditors' report.

FOCUS INSURANCE AGENCY, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(WITH INDEPENDENT AUDITORS' REPORT THEREON)

PETERSON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A Partnership of Professional Corporations
Richard E. Evans ◆ Teofilo C. Reynoso ◆ David W. Cortney ◆ James Anthony Ande
Thomas J. Brady, Consultant

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Focus Insurance Agency, Inc.

We have audited the accompanying balance sheets of Focus Insurance Agency, Inc., a California corporation, as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Focus Insurance Agency, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Peterson & Co.

PETERSON & CO.

February 15, 2003

3655 Nobel Drive, Suite 500, San Diego, California 92122 ◆ Phone (858) 597-4100 ◆ Fax (858) 597-4111
San Diego ◆ Ramona
E-mail: info@petersonco.com ◆ Web site: www.petersonco.com
Members: American Institute of Certified Public Accountants ◆ California Society of Public Accountants

FOCUS INSURANCE AGENCY, INC.
BALANCE SHEETS
December 31, 2002 and 2001

		2002		2001
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	248,210	$	65,735
Commissions receivable, net of allowance for doubtful accounts of $0 in 2002 and 2001		35,015		34,947
Prepaid expenses		-		-
Total current assets		283,225		100,682
PROPERTY AND EQUIPMENT, NET		1,529		2,730
Total assets	$	284,754	$	103,412
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable and accrued expenses	$	105,571	$	47,739
Commissions payable		25,322		597
Total current liabilities		130,893		48,336
COMMITMENTS AND CONTINGENCIES				
SHAREHOLDERS' EQUITY				
Common stock ($10 par value; 10,000 shares authorized; 2,500 issued and outstanding)		25,000		25,000
Additional paid-in capital		133,694		33,694
Accumulated deficit		(4,833)		(3,618)
Total shareholders' equity		153,861		55,076
Total liabilities and shareholders' equity	$	284,754	$	103,412

The accompanying notes are an integral part of these financial statements.

FOCUS INSURANCE AGENCY, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commission income	$ 878,149	$ 442,305
Commission expenses	436,230	21,808
Gross profit	441,919	420,497
OPERATING EXPENSES		
Selling, general and administrative expenses	329,559	277,825
Salaries and wages	106,700	142,248
Depreciation	1,201	873
Professional fees	7,464	2,807
Total operating expenses	444,924	423,753
Loss from operations	(3,005)	(3,256)
OTHER INCOME		
Interest income	3,075	8,470
Income before provision for income taxes	70	5,214
Provision for income taxes	1,285	3,498
NET (LOSS) INCOME	$ (1,215)	$ 1,716

The accompanying notes are an integral part of these financial statements.

FOCUS INSURANCE AGENCY, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2002 and 2001

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2000	2,500	$ 25,000	$ 173,694	$ (5,334)	$ 193,360
Liquidation Dividend			(140,000)		(140,000)
Net income				1,716	1,716
Balance, December 31, 2001	2,500	25,000	33,694	(3,618)	55,076
Capital Contribution			100,000		100,000
Net loss				(1,215)	(1,215)
Balance, December 31, 2002	2,500	$ 25,000	$ 133,694	$ (4,833)	$ 153,861

The accompanying notes are an integral part of these financial statements.

FOCUS INSURANCE AGENCY, INC.
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (1,215)	$ 1,716
Adjustment to reconcile net (loss) income to net cash provided by (used in) operations		
Depreciation	1,201	873
Decrease (increase) in assets		
Commissions and other receivables	(68)	(14,234)
Prepaid expenses	-	4,495
Increase (decrease) in liabilities		
Accounts payable and accrued expenses	57,832	(63,698)
Commissions payable	24,725	220
Net cash provided by (used in) operating activities	82,475	(70,628)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	-	(3,603)
Net cash used in investing activities	-	(3,603)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	100,000	-
Liquidation dividend paid	-	(140,000)
Net cash provided by (used in) financing activities	100,000	(140,000)
Net increase (decrease) in cash	182,475	(214,231)
Cash, beginning of year	65,735	279,966
Cash, end of year	$ 248,210	$ 65,735
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ 1,438

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Focus Insurance Agency, Inc. (the "Company") was incorporated on December 12, 1989, under the laws of the State of California to provide insurance services and is a wholly owned subsidiary of XCU Corporation, Inc. The Company's revenues are derived primarily from direct sales of annuity and insurance products to members of Xerox Federal Credit Union and members of other partner credit unions.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days, that are held for sale in the ordinary course of business.

Commission Revenue and Expense Recognition

Commission revenues and related commission expenses are recognized on the settlement date of the related sale.

Property and Equipment

Property and equipment are stated at cost and are depreciated principally on the straight-line method over the estimated useful lives of the individual assets.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions which affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2002 and 2001 consist of the following:

	2002	2001
Computers and software	$ 3,603	$ 3,603
Subtotal	3,603	3,603
Less accumulated depreciation	(2,074)	(873)
	$ 1,529	$ 2,730

Depreciation expense was $1,201 in 2002 and $873 in 2001.

NOTE 3 - INCOME TAXES

The provision for income taxes at December 31, 2002 and 2001, are comprised of the following:

	2002	2001
Current		
Federal	$ -	$ 2,060
State	1,285	1,438
	1,285	3,498
Deferred		
Federal	-	-
State	-	-
	-	-
Provision for Income Taxes	$ 1,285	$ 3,498

NOTE 4 - RELATED PARTY TRANSACTIONS

XCU Corporation, Inc. is the holding Company of the Company and XCU Capital Corporation, Inc. The Company has entered into agreements with Xerox Federal Credit Union and other participating credit unions with equity interests in XCU Corporation, Inc., which allow the Company to operate its insurance program on their premises. Each credit union operates under a separate agreement. The Company pays a percentage of the commissions earned as an operating expense.

During the period ended April 30, 2001 Xerox Federal Credit Union, a shareholder of XCU Corporation, Inc. was the primary financial institution for the Company and also provided certain personnel services, the cost of which is reimbursed by the Company.

Related party transactions for 2002 and 2001 and year end balances for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Accounts payable and accrued expenses	$ -	$ 12,225
Rent expense	388,995	100,418
Personnel expense	-	4,257

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company has a line of credit agreement with Xerox Federal Credit Union under which it may borrow up to $75,000. The line is secured by the Company's receivables. Borrowings on the line of credit bear interest at a fixed rate of 8.5%. There was no outstanding balance at December 31, 2002 and 2001.

NOTE 6 – PROFIT SHARING PLAN

Effective January 1, 2001, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, after ninety days of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary and was $3,994 in 2002 and $3,801 in 2001.